UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 20, 2013

YANDEX N.V.

Laan Copes van Cattenburch 52

The Hague, the Netherlands, 2585 GB. Tel: +31-70-3454700

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Filed as Exhibit 4.1 to this Report on Form 6-K is the Indenture dated as of December 17, 2013, between Yandex N.V. (the “Company”) and The Bank of New York Mellon, as trustee, related to the offering of convertible senior notes by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: December 20, 2013	By:	/S/ ALEXANDER SHULGIN
Alexander Shulgin
Chief Financial Officer

INDEX TO EXHIBITS

Number	Description

4.1	Indenture dated as of December 17, 2013 between Yandex N.V., and The Bank of New York Mellon, as trustee.